Exhibit (k)(3)

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

, 2013

BlackRock Multi-Sector Income Trust
100 Bellevue Parkway
Wilmington, Delaware 19809

Gentlemen:

We are writing to confirm our understanding that BlackRock Multi-Sector Income Trust (the “Trust”) has a nonexclusive, revocable license to use the word “BlackRock” in its name and that if BlackRock Advisors, LLC (the “Advisor”) ceases to be the investment advisor to the Trust, the Trust will cease using such name as promptly as practicable, making all reasonable efforts to remove “BlackRock” from its name, including calling a special meeting of stockholders.

Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Trust, has informed us that the provision described above is contained in the Trust’s investment management agreement, and that continued use of the name “BlackRock” if the Advisor ceases to be the investment advisor would probably violate those provisions of the Investment Company Act of 1940, as amended, that require that the Trust’s name not be misleading.

Execution of this letter agreement on behalf of the Trust will signify that the Trust understands that it has a nonexclusive, revocable license to the use of the name “BlackRock.”

BLACKROCK ADVISORS, LLC

By:
Name:
Title:

BLACKROCK MULTI-SECTOR INCOME TRUST

By:
Name:
Title: